Exhibit 99.1

Asia Pacific Wire & Cable Corporation Ltd. Announces

Successful Completion of Rights Offering

Taipei, Taiwan, February 2, 2022 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (Nasdaq: APWC) (the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the successful completion of its rights offering. The subscription period for the rights offering expired at 5:00 p.m. Eastern Standard Time on January 31, 2022, the expiration date for the rights offering.

In the rights offering, which was oversubscribed, the Company issued and sold an aggregate of 6,796,558 common shares pursuant to the exercise of subscription rights, raising gross proceeds of approximately $8.3 million before any expenses of the rights offering. Following the completion of the rights offering, the Company had 20,616,227 common shares outstanding. The net proceeds of the rights offering will be used for general working capital and corporate purposes.

The subscription price in the rights offering was $1.22 per common share. In accordance with the terms of the rights offering, this subscription price is equal to 90% of the lower of (1) the volume weighted average price per common share on the Nasdaq Capital Market over the five consecutive trading days through and including the expiration date of the rights offering, and (2) the closing price per common share on the Nasdaq Capital Market on the expiration date of the rights offering.

The common shares issued as part of the over-subscription privilege were allocated pro-rata among shareholders who exercised their over-subscription rights based on the number of shares each such shareholder owned on the record date, taking into account the investment amount that each such shareholder allocated toward over-subscription rights.

Subscription rights that were not exercised by 5:00 p.m. Eastern Standard Time on January 31, 2022 have expired. Any excess subscription payments received by the subscription agent will be returned to the applicable exercising holders.

Other Important Information

A prospectus relating to the rights offering was filed with the Securities and Exchange Commission on January 14, 2022 and is available on the website of the SEC at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates the Company’s business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution (in descending order of sales) of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include government organizations, electric contracting firms, electrical dealers, and wire and cable factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com